NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09013122

Received SEC
DEC 2 4 2009
Washington, DC 20549

December 24, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-24-2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 1, 2009

Dear Mr. Mueller:

This is in response to your letter dated December 1, 2009 concerning the shareholder proposal submitted to GE by the GE Stockholders Alliance, Arthur S. Mickley, Betty F. Weitz, David W. Hall, Nancy Depres Hall, Emily Browne, and Faith Adams Young. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: GE Stockholders Alliance
c/o Patricia T. Birnie
5349 W. Bar X Street
Tucson, AZ 85713-6402

December 24, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 1, 2009

The proposal requests that the company reevaluate its policy of designing and selling nuclear reactors for the production of electrical power and report on this reevaluation to shareholders.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(10). In this regard, we note that the report entitled "GE's Commitment to Nuclear Energy" has been posted on GE's website. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 1, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of GE Stockholders Alliance
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from shareowners calling themselves the GE Stockholders Alliance (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal asks the Company to "reevaluate its policy of designing and selling nuclear reactors for the production of electrical power" and "prepare a report on its reevaluation and make it available to shareholders in a timely manner." The supporting statement to the Proposal makes a number of statements regarding safety and liability concerns relating to nuclear power. A copy of the Proposal is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

Following its receipt of the Proposal, in November 2009 the Company performed a reevaluation of its participation, conducted through ownership of majority and minority interests in joint venture and other entities, in designing and supplying nuclear reactors for the production of electrical power and produced a report containing the results of its reevaluation. The Company will make the report available to shareowners by linking it under the "For More Information" section of the "Nuclear Energy" page on the Company's GE Energy products and services website (www.gepower.com/prod_serv/products/nuclear_energy/en/index.htm) (the "Report"). A copy of the Report is attached hereto as Exhibit B. The Report substantially implements the Proposal for purposes of Rule 14a-8(i)(10) because it implements the Proposal's essential objective of giving the Company's shareowners an up-to-date view of the Company's policy with regard to its ownership of majority and minority equity interests in joint ventures and other entities that design and sell nuclear reactors for the production of electrical energy. Specifically, the Report addresses the Company's historical and current participation in the nuclear power business; the current generation of nuclear reactor designs marketed by joint ventures in which the Company participates; safety, security and liability considerations regarding the nuclear power business and the extensive safety precautions undertaken under stringent government regulations; the present and future prospects for nuclear power generation; and the role of the Company's investments in the nuclear power business as complimentary to the Company's existing portfolio of energy products and services. Noting that "[n]uclear power can make an important contribution towards meeting global electric power generation needs that minimize the generation of green house gasses" and that the reactor designs marketed by joint ventures in which the Company participates are well-suited to "offer excellent economics to customers while meeting the rigorous safety and security requirements of government regulators," the Report concludes that, "[t]he Company's participation in the nuclear power business remains an important part of the portfolio of energy solutions for our customers."

The Report speaks directly to the issues raised in the Proposal. The Company's actions in implementing the Proposal thus present precisely the scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. The Proposal asks the Company to: (1) "reevaluate its policy of designing and selling nuclear reactors for the production of electrical power"; (2) "prepare a report on its reevaluation"; and (3) "make [the report] available to its shareholders in a timely manner." Following the Company's receipt of the Proposal, the Company: (1) undertook a reevaluation of its policy of designing and selling nuclear reactors, seeking input of outside consultants in the process; (2) compiled a Report discussing the evaluation and its results; and (3) will make the Report publicly available to its shareowners by posting it on the Company's website. Thus, each request set forth in the Proposal has been fully satisfied by the Company's actions. When a company has already acted favorably on an issue addressed in a shareowner proposal, Rule 14a-8(i)(10) does not require the company and its shareowners to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of the proponent's rephrased proposal as substantially implemented under Rule 14a-8(i)(10) for the fourth year, when the company had implemented the proponent's prior proposal regarding the same matter). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

The Staff has on numerous occasions concurred with the exclusion of proposals similar to the Proposal where the company had already published a report addressing the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008). Moreover, Staff precedent indicates that such company reports need not be of any set minimum length in order for no-action relief to be granted. *See, e.g., Aetna* (avail. Mar. 27, 2009) (concurring with the exclusion of a proposal requesting a report on company responses to concerns regarding gender and insurance where the company published a three-page policy paper on the subject).

Accordingly, for the reasons set forth above, the Proposal may be excluded from the Company's 2010 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/emh
Enclosures

cc: Craig T. Beazer, General Electric Company
Patricia Birnie
Arthur S. Mickley
Betty F. Weitz
David W. Hall
Nancy D. Hall
Emily Browne
Faith Adams Young

100763622_8.DOC

Exhibit A

GE Stockholders Alliance
5349 W. Bar X Street, Tucson, AZ 85713

October 23, 2009

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

The **GE Stockholders Alliance** is an owner of 8.0656 shares of General Electric stock. Please find verification of ownership enclosed. The GESA plans to retain those shares through the next Annual Meeting. We are aware that filers must own at least $2,000.00 worth of shares to be eligible to file. Therefore we have invited GESA members to co-file to achieve or exceed the required shares.

The **GE Stockholders Alliance** intends to file the resolution entitled "**Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy**" for consideration and action by the stockholders at the 2010 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely,

Patricia T. Birnie

GE Stockholders Alliance
c/o Patricia T. Birnie
5349 W. Bar X Street
Tucson, AZ 85713-6402

Enclosures:
Copy of verification of ownership of GE stock
Copy of Resolution

cc: Securities and Exchange Commission

Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy

Whereas:

The General Electric Company policy in support of the research and development of nuclear technology and nuclear power began in the early 1940s and continues today;

Currently there is a movement to revive nuclear power as an energy option for the United States; the proponents of new reactor construction have forgotten or never learned that nuclear power is dirty, dangerous, and expensive;

The fuel for nuclear reactors is uranium. Every phase of uranium fuel production – mining, milling, chemical conversion, enrichment, and fabrication of fuel pellets and rods -- generates and releases both radioactive wastes and greenhouse gases, including significant amounts of carbon dioxide;

Ionizing radiation is a byproduct of nuclear power plants and their fuel facilities. Exposure to ionizing radiation increases the risk of damage to cells, tissues, and DNA, potentially causing mutations, cancer, birth defects, and reproductive, immune, cardiovascular and endocrine disorders;

No repository exists for the permanent disposal of fuel rods and the other highly radioactive reactor wastes. These rods and reactor wastes will continue to produce radioactivity, some for as long as modern humans have walked on the Earth. No technology or location for the perpetual isolation of these materials has yet been found, and this problem may never be solved;

The very existence of nuclear power plants and the transport of their radioactive wastes present major risks of both accidents and terrorist attacks;

Nuclear power plants don't have to blowup or melt down to release their radioactive poisons. During routine operation, they release pollutants into the environment. General Electric could suffer severe financial consequences if found liable for damages caused by released radiation, leading to losses for the company and its shareholders.

Therefore Be It Resolved that shareholders request the General Electric Company to reevaluate its policy of designing and selling nuclear reactors for the production of electrical power. The shareholders request the Company to prepare a report on its reevaluation and make it available to shareholders in a timely manner.

Supporting Statement:

"The fission reactor produces both energy and radioactive waste. We want to use the energy now and leave the radioactive waste for our children and grandchildren to take care of. This is against the ecological imperative: Thou shalt not leave a polluted and poisoned world to future generations."

Hannes Alfven -- a 1970 Nobel Laureate in Physics, from Sweden. (1908-1995)

Submitted by GE Stockholders Alliance, c/o Patricia Birnie, 5349 W. Bar X Street, Tucson, AZ 85713
patbirnie@greenbicycle.net October 23, 2009

(Form letter of intent to co-file to General Electric Co.)

(Your address and date)

RECEIVED

OCT 22 2009

B. B. DENNISTON ...

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

(Your personal statement if you wish)

I, Arthur S. Mickley, am an owner of 6600 shares of General Electric stock. I have enclosed verification of ownership. I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled **"Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy"** which was submitted by the **GE Stockholder's Alliance** for consideration and action by the stockholders at the 2010 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely,

(your signature)

Arthur S. Mickley

cc: Securities and Exchange Commission

Send SEC copy to:

Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

And on the lower left of the envelope, write:
Stockholder Proposal to the General Electric Company

*** FISMA & OMB Memorandum M-07-16 ***

OCTOBER 20, 2009

RECEIVED

OCT 23 2009

B. B. DENNISTON

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I, BETTY F. WEITZ, am an owner of 2160 shares of General Electric stock. I have enclosed verification of ownership. I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled "**Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy**" which was submitted by the GE **Stockholder's Alliance** for consideration and action by the stockholders at the 2010 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely,

Betty F. Weitz

cc: Securities and Exchange Commission

Private Client Group
Laura L. Di Valerio
Senior Associate
100 E. Pratt St.
22nd Floor
Baltimore, MD 21202
410-547-5014
800-937-0214

Merrill Lynch

October 19, 2009

Betty F. Weitz

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mrs. Weitz,

This letter is to confirm that you own 2160 shares of General Electric.

We are providing this information at your request however we consider your monthly statement to be the official record of your holdings.

Sincerely,

Laura

Laura L. Di Valerio
Senior Associate to the
BBW Group

/lld
Enc.

(Form letter of intent to co-file to General Electric Co.)

RECEIVED

OCT 26 2009

B. B. DENNISTON I

(Your address and date)

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

(Your personal statement if you wish)

I, David W. Hall, am an owner of 1200 shares of General Electric stock. I have enclosed verification of ownership. I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled **"Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy"** which was submitted by the **GE Stockholder's Alliance** for consideration and action by the stockholders at the 2010 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely,
David W. Hall
(your signature)

cc: Securities and Exchange Commission

Send SEC copy to:

Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

And on the lower left of the envelope, write:
Stockholder Proposal to the General Electric Company

2009

Page 4 of 9

unt number

Average % yield	Anticipated income (annualized)
1.889 %	$ 39.16
5.102	1,476.00
2.448	1,512.00
2.436	480.00
1.839	1,355.20
2.764	816.00
8.276	570.00

(Form letter of intent to co-file to General Electric Co.)

(Your address and date)

RECEIVED

OCT 2 6 2009

B. B. DENNISTON III

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

(Your personal statement if you wish)

I, Nancy Després Nell am an owner of 800 shares of General Electric stock. I have enclosed verification of ownership. I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled "**Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy**" which was submitted by the **GE Stockholder's Alliance** for consideration and action by the stockholders at the 2010 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely, Nancy Desprès Ne.
(your signature)

---

cc: Securities and Exchange Commission

Send SEC copy to:

Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

And on the lower left of the envelope, write:
Stockholder Proposal to the General Electric Company

*** FISMA & OMB Memorandum M-07-16 ***

October 23, 2009

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED

OCT 26 2009

B. B. DENNISTON III

Dear Mr. Denniston:

I, Emily Browne, am an owner of approximately 3000 shares of General Electric stock. I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled "**Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy**" which was submitted by the **GE Stockholders Alliance** for consideration and action by the stockholders at the 2010 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely,

Emily Browne

cc: Securities and Exchange Commission

*** FISMA & OMB Memorandum M-07-16 ***

October 24, 2009

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED
OCT 27 2009
B. B. DENNISTON III

Dear Mr. Denniston:

I am pleased to be able to offer my name to an important resolution which I think, if adopted, can create a new dynamic of public interest and approval as well as ongoing growth and development for the Company.

I. Faith Adams Young, am an owner of five thousand one hundred and sixty shares of General Electric stock. I would be glad to provide verification of ownership if you should need it. I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled "Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy" which was submitted by the GE Stockholders' Alliance for consideration and action by the stockholders at the 2010 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act 0f 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely,

Faith Adams Young

cc: Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549

Exhibit B

December 1, 2009

GE's Commitment to Nuclear Energy

This report was prepared following a recent evaluation by General Electric Company (the Company) of its participation in the nuclear power business. There is a growing consensus that nuclear power can help address the increasing global demand for sources of electric generation that minimize the production of greenhouse gases. At the same time, public confidence is increasing in the ability of the nuclear power industry to operate nuclear power plants in a safe and secure manner. This report summarizes the basis for the Company's continuing commitment to nuclear power as an important part of its portfolio of energy solutions for customers.

History of the Company's Participation

The Company entered the commercial nuclear industry in 1955 with the formation of the Atomic Power Equipment Department. This new business developed and patented a reactor design known as the boiling water reactor (BWR), and in 1957 the United States Atomic Energy Commission granted the Company a license to operate the developmental Vallecitos Boiling Water Reactor at its Vallecitos Nuclear Center near Pleasanton, California. The Company subsequently designed and supplied the Dresden Nuclear Power Station for Commonwealth Edison Company, which went into operation near Chicago, Illinois in 1960. Over the ensuing 50 years, the Company designed and supplied 9 generations of boiling water reactor technology for customers worldwide. Today, more than 75 of the currently 92 operational boiling water reactors around the world are based on the Company's designs. In addition to designing and supplying nuclear reactors and associated equipment for new nuclear power plants, since its inception the Company's nuclear business has included the supply of nuclear fuel and the provision of maintenance and other services for operating nuclear power plants.

The Company's Current Participation

The nature of the Company's participation in the nuclear business has evolved over the last 50 years. In 2000, the Company and its technology licensees, Hitachi Ltd. and Toshiba Corporation, combined their nuclear fuel businesses into a joint venture called Global Nuclear Fuel (GNF). GNF's primary business involves designing and fabricating nuclear fuel assemblies and providing related services for BWR nuclear power plants. GNF has manufacturing facilities in Wilmington, North Carolina and Kurihama, Japan. The Company holds the majority ownership interest in, and has effective control of, GNF. GNF also has majority ownership interest in a joint venture with Enusa Industrias Avanzadas, S.A. to market and supply fuel to BWR nuclear power plants in Europe.

In 2007, the Company and Hitachi Ltd. formed a global alliance combining elements of their nuclear power businesses (excluding the previously formed GNF joint venture). Outside Japan, the alliance is known as GE Hitachi Nuclear Energy (GEH). GEH's primary business involves designing and supplying boiling water reactors and servicing boiling water and pressurized water reactors. There is also a Canadian legal entity, GE-Hitachi Nuclear Energy Canada, Inc., that supplies fuel to and services nuclear power plants that use pressurized heavy water reactors designed by Atomic Energy Canada Limited. The Company has the majority ownership interest in, and effective control of, the legal entities constituting the alliance outside Japan; Hitachi has majority ownership and effective control in Japan. In 2007, the Company and Hitachi Ltd. also formed GE-Hitachi Global Laser Enrichment (GLE) to develop and deploy laser technology to enrich uranium for use in nuclear power plants. In 2008, Cameco Corporation acquired an interest in GLE as well. The Company has the majority ownership interest in, and effective control of, GLE.

In addition to these companies, a number of the Company's other businesses supply products and services to the nuclear power business, including steam turbines, sensors, water treatment services and other electrical equipment. The Company's participation in the design and supply of nuclear reactors currently occurs exclusively through its ownership interest in GE Hitachi Nuclear Energy and the other companies comprising its alliance with Hitachi Ltd.

GEH's Latest Nuclear Power Plant Designs

The early designs of nuclear power plants developed by the Company have continued to evolve. Today, GEH is marketing its two advanced reactor technologies, namely, the Advanced Boiling Water Reactor (ABWR) and the Economic Simplified Boiling Water Reactor (ESBWR).

The ABWR reflects 50 years of continued evolution from the original BWR design, combining the best features from the worldwide BWR fleet. The ABWR is the foundation of GEH's nuclear reactor portfolio. It is licensed to operate in Japan, Taiwan, and the United States, and is available today to meet power generation needs ranging from 1350 to 1460 MW net. It delivers proven advanced technology and competitive economics. The ABWR already has an impressive track record. The first ABWR was supplied by the Company, Toshiba and Hitachi and began commercial operation at Kashiwazaki-Kariwa in Japan in 1996. Since then, three additional ABWR plants have been put into operation in Japan. A two-unit plant is being constructed in Taiwan and two others are under construction in Japan.

The ABWR is the only advanced Generation III technology in the world today with proven design, construction and operating experience. With more than 20 combined reactor-years of operation behind it, the ABWR leverages new technologies to achieve simplification in reactor systems and containment design. This simplification has resulted in significant performance enhancements at even higher safety levels than previous reactor designs.

Major ABWR innovations include the use of reactor internal pumps, fine motion control rod drives, integrated digital instrumentation and controls, a more compact yet stronger reinforced concrete containment vessel and an inert pressure suppression containment with horizontal vents. The ABWR has the lowest core damage frequency at power than any other Generation III design in the world today and the second-lowest among all advanced reactor designs. Only the ESBWR is lower than the ABWR on this measure. Just like in the ESBWR, the ABWR can automatically shut down and remain in a safe shutdown condition without requiring operator intervention for up to 72 hours after a design-basis event, thus exceeding the regulatory goal for today's "active safety" nuclear plants in the U.S. by a factor of 200.

GEH's ESBWR design is based on the advanced technologies already proven in the ABWR and employs a simplified design that provides improved safety, excellent economics, better plant security, a broad seismic design envelope, and operational flexibility that increases plant availability. With the ESBWR, GEH's design engineers have taken the process of simplification to its next logical step with the use of a taller vessel and a shorter core to achieve natural circulation without the use of any recirculation pumps. At 1520 MWe rated output, its operation relies simply on density-driven natural circulation and its safety derives from gravity-driven advanced passive systems. Innovative yet proven technologies allow the ESBWR to achieve a high power output with higher safety levels at lower lifecycle costs than any other reactor technology available today. GEH has submitted the ESBWR design for design certification to the U.S. Nuclear Regulatory Commission (NRC). According to the NRC's published schedule, the ESBWR's final safety evaluation report is expected to be issued in January 2011 and final design certification rulemaking concluded by September 2011.

Safety, Security and Liability Protection

The safety and security of nuclear power plants is subject to controls by government regulators. In the United States, the NRC regulates the commercial and institutional uses of nuclear energy, including nuclear power plants. The design of nuclear power plants is subject to rigorous review and must meet stringent requirements established by the NRC. In addition, the NRC monitors plant performance according to three strategic areas: reactor safety, radiation safety and security. Independent NRC inspectors at each plant provide oversight of plant operation, maintenance, equipment replacement and training. The NRC, the U.S. Environmental Protection Agency and the U.S. Departments of Energy and Transportation establish radiation protection regulations applicable to the plants and nuclear materials used to fuel the plants. These regulations are based on internationally recognized scientific studies designed to protect workers, the public and the environment.

The nuclear power industry is one of the few industries where the security program is controlled by government regulators. In the United States, the NRC holds nuclear power plants to the highest security standards of any American industry. Nuclear plant security requirements are predicated on the need to protect the public from the possibility of exposure to radioactive releases caused by acts of sabotage, including cyber attacks. Intelligence information and incidents around the world are analyzed to ensure that plant protection regulations are updated to reflect potential threats. After the terrorist attacks of September 11, 2001, the NRC ordered substantial security enhancements at all nuclear power plants. The NRC coordinates closely with the Domestic Nuclear Detection Office, the National Counterterrorism Center and the U.S. Department of Homeland Security's Infrastructure Protection Office. The NRC also has agreements in place with the Federal Aviation Administration and the North American Aerospace Defense Command. In its 2008 report to Congress on security, released on July 10, 2009, the NRC said, "The commission is confident that nuclear power plants … continue to be among the best protected private sector facilities in the nation." Other countries have made security assessments and required similar enhancements.

Governments also establish controls for the handling and disposition of used nuclear fuel. In the United States, used nuclear fuel currently is safely stored at nuclear plant sites, either in steel-lined, concrete vaults filled with water or in airtight steel or steel-reinforced concrete containers with steel inner canisters. Diligent monitoring and maintenance of safety systems ensures that the fuel is safely stored. Although the NRC has determined that used fuel could remain in safe storage at plant sites for 100 years, such storage was never intended to be permanent. U.S. law requires that the government eventually establish a deep geologic repository to safely dispose of the fuel. Other governments have approved recycling of the used fuel to reduce the size of the required repository.

Special liability insurance regimes have been developed by governments to ensure that adequate compensation and liability protection are available in the very unlikely event of a nuclear power plant accident. In the United States, the Price-Anderson Act provides no-fault insurance of more than $10 billion in liability protection to be used in the event of a reactor accident and limits liability of all parties who may have legal liability, including plant designers and suppliers like GEH. Additional insurance is available for possible damage to the nuclear plant and for transportation accidents. Other countries have adopted similar regimes that channel liability to the operator of the plant and establish insurance and other sources of compensation. GEH conducts a rigorous analysis of the applicable liability regime prior to contracting to design or supply a nuclear power plant as required by the Company's Environment, Health and Safety policy.

In addition to federal regulation in every country, the nuclear industry monitors itself through two global organizations, the World Association of Nuclear Operators (WANO) and the Institute of Nuclear Power Operations (INPO). Both organizations track key performance metrics for reactors around the world and share information and best-practices on safety to ensure the continuous upgrading of standards across the industry

The Promise of Nuclear Power

Nuclear energy is currently in the early stages of a global renaissance. Already, nuclear power plants provide about 20% of US electricity and 15% of the world's electricity – and the future appears bright. The Company believes its nuclear investments will deliver significant economic returns as customers around the world recognize nuclear power's several unique benefits: from enabling energy independence from fossil fuels, offering outstanding reliability and safe power operations, to providing large-scale, cost-effective low-carbon baseload power.

Currently, there are 436 nuclear reactors safely generating electricity around the world, accounting for about 15% of global electricity output. According to the World Nuclear Institute and the International Atomic Energy Agency (IAEA), 53 reactors are currently under construction with an additional 137 planned or on order in 26 countries. Nuclear power is playing an important role in the fuel mix of the world's largest and fastest growing economies. China has announced ~60 GW (at least) of new nuclear power capacity will be built by 2020. India plans to add the same amount by 2032, and Russia plans to add 30 GW by 2020. In the US, the Department of Energy (DOE) has received applications for more than 36 new GW of new construction – a large number, but barely sufficient to cover the 32 GW of nuclear plants that are scheduled to retire in the next 20-25 years. GEH is pursuing opportunities for new plants worldwide.

Over time, the Company expects this growth to continue. As the climate change debate migrates from promises to policies, power and environmental experts are in agreement that increasing the share of nuclear power in the global energy mix will be an essential component of achieving emissions targets.

According to the US Environmental Protection Agency, electricity generation alone accounts for 41% of all greenhouse gas (GHG) emissions – and likely more as economies develop around the world. Increasing the spread of low-carbon sources of power (such as solar, wind, and nuclear power) and lower-carbon sources of power (such as highly efficient natural gas turbine power) will be essential to limit GHG emissions growth. As such, the Company has invested heavily into solar, wind and natural gas power technologies. However, these power sources cannot be the entire solution to the global GHG challenge. Solar and wind power currently account for ~5% of US power generation. Utilities still must rely on coal and natural gas technologies to provide power during periods when the wind does not blow or at night. Nuclear power, by contrast, is the only technology option available today able to provide steady, baseload power supply throughout the day, while emitting virtually zero carbon. According to IAEA (How Safe is Nuclear Energy, 2006), the complete nuclear power chain, from uranium mining to waste disposal, including reactor and facilities construction, emits only 2-6 grams of carbon per kilowatt-hour. Therefore, the operation of the world's nuclear power reactors avoids the release of roughly 600 million metric tons of carbon annually.

Looking forward, The World Economic Forum's 2008 analysis of energy states that nuclear energy is "probably the best option for carbon-neutral energy from the perspective of currently available and easily scalable technologies." The International Energy Agency (IEA) concluded in its 2009 World Energy Outlook that stabilizing the level of CO_2 in the atmosphere at sustainable levels will require nearly doubling the world's nuclear capacity by 2030. Support for nuclear power as a force for combating climate change is growing outside of the energy industry as well – Patrick Moore, co-founder of Greenpeace has said: "Nuclear energy is the only large-scale, cost-effective energy source that can reduce these emissions while continuing to satisfy a growing demand for power."

Besides its climate-friendly attributes, the promise of nuclear power is bolstered by increasing recognition of its cost-effectiveness and distinguished safety record. In 2008, the 104 nuclear power plants in the US had a capacity factor of 91.5%, by far the highest capacity factor among all generation technologies. This exceptionally reliable performance contributes to operating costs that are far lower than coal or natural gas-fired power (roughly $15-20/MWh vs. $40/MWh of natural gas at $5/MMBtu gas prices). In the modern era, Gen III reactors like GEH's ABWR and the new ESBWR have been designed to achieve even higher power output with higher safety levels at lower lifecycle costs.

Public opinion towards nuclear power generation have shifted favorably as well – driven by a recognition of the factors cited above. In the United States, an independent study sponsored by the Nuclear Energy Institute conducted in 2008 found that 74% of Americans favored the use of nuclear energy, up from less than 50% in 1983. 72% of those surveyed rated nuclear plant safety as "high" and 69% agreed with the statement: "We should definitely build new nuclear power plants." This rising tide of public opinion is translating into greater bi-partisan support for nuclear power in public policy. In June, the Senate Committee on Energy and Resources approved the American Clean Energy Leadership Act of 2009 (S. 1462), which designates nuclear energy as essential in a low-carbon energy mix. In September, Senators John Kerry (D-Massachusetts) and Barbara Boxer (D-California) introduced the Clean Energy Jobs and American Power Act (S. 1733), which aims to create clean-energy jobs, reduce greenhouse gases and enhance domestic energy protection. The bill states, "It is the policy of the United States … to facilitate the continued development and growth of a safe and clean nuclear energy industry."

Nuclear's role in GE's portfolio

In addition to the growth prospects of the nuclear power market, the Company believes its nuclear business participation is an important component of its existing GE Energy Infrastructure portfolio and is consistent with its Ecomagination initiative, benefitting society and shareholders alike. Energy can be a cyclical market given regulatory and commodity risks, which favor different technologies at different times. In the past decade, cost and efficiency improvements in natural gas turbines, caps on toxic emissions like SOX and NOX, combined with relatively low natural gas prices, drove a natural gas power renaissance in the U.S. and around the world. Through innovation and superior execution, the Company was poised to benefit from this growth and delivered record equipment and services sales and profits in the Company's gas turbines business.

To capture the next phase of industry growth, the Company believes a diversified portfolio of leading positions in power technologies that limit greenhouse gas emissions – including nuclear power, wind, and natural gas – will be required to sustain its current position and protect itself against technological, regulatory, and commodity risks that may arise in the coming decade. Additionally, this diversified portfolio should enable the Company to continue its unique role as a full-scope power equipment and services provider to its utility, industrial, and governmental customers around the world.

Conclusion

Nuclear power can make an important contribution towards meeting global electric power generation needs that minimize the generation of green house gasses. GE Hitachi Nuclear Energy's ABWR and ESBWR reactor designs offer excellent economics to customers while meeting the rigorous safety and security requirements of government regulators. The Company's participation in the nuclear power business remains an important part of the portfolio of energy solutions for our customers.